Exhibit 11
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	(In thousands, except per share data)

BASIC

Net income (loss) available to common	$(2,472)	$104	$(4,974)	$619
Shareholder
/ Weighted Average Shares	3,737	3,731	3,736	3,729

Basic Earnings (loss) per Share	$(0.66)	$0.03	$(1.33)	$0.17

DILUTED

Net income (loss) available to common	$(2,472)	$104	$(4,974)	$619
Shareholder
/ Weighted Average Shares	3,736	3,734	3,736	3,732

Diluted Earnings (loss) per Share	$(0.66)	$0.03	$(1.33)	$0.17